NEWS RELEASE

Crosshair Appoints New Chief Financial Officer

December 2, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE Amex: CXZ) (TSX: CXX) is pleased to announce the appointment of Samuel Yik as Chief Financial Officer, effective as of December 1, 2011.

Mr. Yik is a Chartered Accountant with over 17 years of financial and international business experience in resource based public companies with market capitalizations ranging from $10 million to $2 billion. He spent the past seven years in senior level management roles in the mining industry. Mr. Yik has experience with both exploration and commercially producing mining companies and was formerly the Chief Financial Officer for a mineral exploration company which is dually listed on both the TSX-V and NYSE AMEX. Mr. Yik also holds a Bachelor’s degree in Commerce from the University of British Columbia.

“I am very pleased to have Sam join the Crosshair team”, Stewart Wallis, President and CEO of Crosshair, stated. “His experience with firms listed on both the New York and Toronto exchanges will be essential for Crosshair moving forward.”

In order to make way for Mr. Yik, Ms. Atwal has resigned as Chief Financial Officer of Crosshair, as of the effective date of Mr. Yik’s appointment. Crosshair and its Board of Directors would like to thank Ms. Atwal for her leadership and direction during her tenure as CFO.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

Vancouver Office                                                                                   Denver Office
T: 604-681-8030                                                                               T: 720-932-8300
F: 604-681-8039                                                                               F: 720-932-8100
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things: the exploration potential of the Company’s properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.